

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 9, 2006

Mr. Gregory A. Wright
Chief Financial Officer
Tesoro Corporation
300 Concord Plaza Drive
San Antonio, TX 78216-6999

> **Re:** **Tesoro Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 1-3473**

Dear Mr. Wright:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Accounting Standards

Deferred Maintenance Costs, page 45

1.   We note you record long-lived catalysts as a component of Deferred Maintenance
        Cost. Tell us why you believe these costs represent "deferred maintenance"
        rather than an operating supply cost. We understand that various forms of
        catalysts used in refining such as distillate catalysts are used to facilitate the
        conversion process and are not reusable, except for metals recycling purposes.

Financial Statements

Note A – Summary of Significant Accounting Policies

Asset Retirement Obligations, page 56

2.   We note your accounting policy disclosure that indicates you cannot make
        reasonable estimates of the fair value of some retirement obligations. It is unclear
        to us why certain obligations you discuss cannot be reasonably estimated. Please
        tell us if you maintain the refineries and replace component parts at regular
        intervals. If true, please refer to FASB Interpretation 47, and tell us why you do
        not believe these obligations should be accrued.

Revenue Recognition, page 58

3.   We note your disclosure that indicates you have entered into a number of refined
        product sales and purchases transactions with the same counterparty that have
        been entered into in contemplation with one another and that these amounts are
        presented on a gross basis pending your adoption of EITF 04-13. Please refer to
        our industry letter dated February 11, 2005 and modify your financial statement
        presentation accordingly. The industry letter can be found on our website at:
        http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief